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                                                                    EXHIBIT 99.1



                                October 21, 1999



Mr. Thomas H. Potts
President
Dynex Capital
10900 Nuckols Road, Suite 300
Glen Allen, Virginia  23060

         Re:      Request for Liquidation

Dear Mr. Potts:

         I am a significant stockholder in Dynex Capital (the "Company"). I am writing to express my strong desire that the Board of Directors authorize the sale or liquidation of the Company. Over the past several months, the Company has experienced several detrimental events that leave it with little choice but to sell or liquidate its assets. These detrimental events include: (1) reduction of the Company's credit rating; (2) suspension of dividends on preferred and common stock; and (3) the Company's inability to access the capital markets under cost effective terms. During this same time period, the Company's common stock value declined to approximately $6.00 per share relative to a book value of approximately $27.00 per share. The occurrence of several detrimental events and the Company's declining market value effectively eliminates the possibility of the Company's continuance as a viable growing concern. As a stockholder, I believe that it is time that the Board of Directors acts to maximize the stockholders' investment in the Company through a sale or liquidation of the Company in the quickest, most effective manner.

         I have filed a Schedule 13D to reflect my ownership of 5% of the Company. Please note that I have filed a copy of this letter with the Schedule 13D.

         You may contact me at 602-522-3101.

                                                  Very truly yours,



                                                  Ernest C. Garcia, II

cc:      Board of Directors